Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 6, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10272
Income Strength Total Return Portfolio
(the “Trust”)
CIK No. 1931272 File No. 333-266364

Dear Mr. Cowan:

We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

Comment

Front Cover

1.The Staff notes that the front cover of the prospectus states that the Trust will invest in common stocks and exchange-traded debt securities. What are the exchange-traded debt securities that the Trust will invest in? Are they exchange-traded funds (“ETFs”) that invest in debt securities or ETFs that track an index of debt securities? The Staff notes that later disclosure mentions direct investments in debt securities. Please clarify.

Response:The “exchange-traded debt securities” the Trust invests in are not ETFs. Rather, the exchange-traded debt securities referenced throughout the Registration Statement are debt securities that are issued by corporations and are publicly-traded on a U.S. stock exchange. The corporations that issue such debt securities may label the securities as “notes,” “bonds,” “debentures,” or “subordinated notes/debentures.” For simplicity to investors, the Trust identifies these as “debt securities.” After their initial issuance, most debt securities are traded over-the-counter on the secondary market; however, there is a portion of the debt security market that is traded on an exchange (i.e., they are “exchange-traded”). These are exactly the types of securities the Trust invests in. The Trust will revise the front cover, in part, of the Registration Statement as follows:

The Trust invests in a diversified portfolio of common stocks (“Common Stocks”) and debt securities traded on a U.S. stock exchange that are issued by corporations (“Exchange-Traded Corporate Debt Securities”). Collectively, the Common Stocks and Exchange-Traded Corporate Debt Securities are referred to as the “Securities.”

Portfolio

2.Please disclose the types of debt securities that the Trust will invest (i.e., corporate bonds).

Response:Please refer to the Trust’s response to Comment 1 above. The Trust will revise the term “Debt Securities” to “Exchange-Traded Corporate Debt Securities.”

3.Please disclose how the Trust will evaluate the factors identified in making its securities selection both as to the common stocks and the debt securities, including how they relate to the income strength of the security.

Response:The disclosure has been revised to better clarify how the Trust will evaluate the factors for selecting the common stocks and debt securities. Please refer to the Trust’s responses to Comments 4, 6, 7, 8 and 9 below. With respect to how the selection process relates to the “income strength” of a security, the Trust has also added the following as the first paragraph of the “Portfolio Selection Process”:

Through our selection process, we seek to find Common Stocks which have a history of dividend growth and Exchange-Traded Corporate Debt Securities which have coupon payments that are not subject to downward adjustments in order to provide income strength and total return.

4.The Staff notes that the disclosure states: “Creditworthiness is assessed on the evaluation of fundamental characteristics of the issuer …” Please explain “the evaluation of fundamental characteristics” in plain English.

Response:The above-referenced disclosure has been revised as follows:

Creditworthiness of each debt issuer is assessed on the evaluation of fundamental characteristics of the issuer, including having a market capitalization of outstanding equity shares of $1 billion or greater and a positive earnings per share for at least the past fiscal year and trailing twelve months. Additionally, the Sponsor considers industry specific and geographic risk by evaluating if: (1) the industry in which the issuer is operating is subject to additional risk due to its specific industry; (2) there are systemic risks that are only applicable to the issuer; (3) the industry in which the issuer is operating is expecting a decline or elimination in business activity in the near future based upon known risks to the issuer’s specific industry; (4) the issuer is at risk of catastrophic damage due to the geographic location of its facilities; and (5) the issuer mitigates risk by geographically diversifying its facilities.

5.The Staff notes that the disclosure states: “Creditworthiness is assessed on the evaluation of … industry specific and geographic risk.”

(a)	If the Trust will be concentrated in any specific industry or geographic region, please add appropriate strategy and risk disclosure.

(b)	Please more clearly indicate how these risks are evaluated in selecting securities and how they relate to creditworthiness.

Response:If, based on the Trust’s final portfolio, the Trust is concentrated in any specific industry or geographic region, appropriate disclosure will be added to the Trust’s prospectus. In response to Comment 5(b), please refer to the Trust’s response to Comment 4 above.

6.The Staff notes that the disclosure states: “Factors considered at the security level include the analysis of the issuer’s capital structure, the subordination of the security, the coupon type, liquidity and the amount of an issue outstanding. These factors in combination with the duration, yield, price, call features and maturity dates result in an overall determination of relative value.” Please disclose any criteria as to all of the factors listed here (e.g., duration, yield, price, call features and maturity dates).

Response:Please refer to the Trust’s response to Comment 8 below. The disclosure has been revised, in part, as follows:

These security level factors include the analysis of the issuer’s capital structure, the subordination of the security, the coupon type, liquidity, the amount of an issue outstanding, as well as duration (the Sponsor does not require specific criteria), yield (greater than or equal to the 10-year U.S. Treasury current yield), price (generally at or below par and not more than 10% above par), call features (for debt security beyond their call date, we specifically look for those that are trading below par) and maturity dates (not greater than 35 years).

7.The Staff notes that the duration of a security is considered as part of the selection process for the debt securities. Please briefly explain the concept of duration and include a brief example (e.g., Duration is a measure of the price sensitivity of a debt security or portfolio of debt securities to relative changes in interest rates. For instance, a duration of “three” means that a security’s price would be expected to decrease by approximately 3% with a 1% increase in interest rates.)

Response:In accordance with the Staff’s comment, the following disclosure will be added to the Trust’s prospectus:

The duration of a bond is a measure of its price sensitivity to interest rate movements based on the bond’s weighted average term to maturity. The higher the duration of a security, the more sensitive it will be to changes in interest rates. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

8.The Staff notes that relative value of a security is considered as part of the selection process for the debt securities. Please explain how relative value is determined. The Staff notes that other Trusts have disclosed that relative value is determined based on comparative analysis among similar securities of comparable issuers, as well as other securities within the same issuer’s capital structure.

Response:The disclosure has been revised as follows:

The Sponsor also considers factors at the individual security level for an overall determination of relative value. Relative value is determined based on a comparative analysis among similar securities of comparable issuers, as well as other securities within the same issuer’s capital structure. These security level factors include the analysis of the issuer’s capital structure, the subordination of the security, the coupon type, liquidity, the amount of an issue outstanding, as well as duration (the Sponsor does not require specific criteria), yield (greater than or equal to the 10-year U.S. Treasury current yield), price (generally at or below par and not more than 10% above par), call features (for debt security beyond their call date, we specifically look for those that are trading below par) and maturity dates (not greater than 35 years).

9.The Staff notes that the Sponsor’s selection process for the Common Stocks included in the Trust’s portfolio includes an analysis of estimated value and relative valuation for each stock. Please revise the disclosure to define and/or explain estimated value and relative valuation similar to the disclosure contained in other Trusts.

Response:In accordance with the Staff’s comment, the last paragraph of the “Portfolio Selection Process” is replaced in its entirety with the following:

The Sponsor’s selection process for the Common Stocks begins by examining historical financial results. A team of equity analysts also consider how the stocks will perform in the future by calculating an estimated value for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The analysts use the estimated valuations calculated by the CFROI and EM methods to determine which companies are trading at an attractive market price relative to their estimated value. These companies are favored for inclusion in the Trust over companies that do not.

The final Common Stock portfolio is then selected by the equity analysts who evaluate the Common Stocks’ qualitative factors such as revenue growth, free cash flow, insider buying and share repurchases, with a preference for dividend-paying companies that have historically increased dividends annually. The factors and valuations above are not specifically weighted, but rather are considered in combination with each other to provide a comparison of the stocks to each other. The equity analysts ultimately select the stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the analysts, are likely to exceed market expectations of future cash flows.

Risk Factors

10.If the Trust invests in bonds that reference LIBOR, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

11.If the Trust will invest in emerging markets, please add relevant risk disclosure.

Response:If, based on the Trust’s final portfolio, the Trust has exposure to emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

12.Please consider whether risks associated with Brexit should be disclosed.

Response:If the final portfolio for the Trust has significant exposure to European securities, Brexit disclosure will be included.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon